UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Registration in Japan for Future Equity Issuances

Tokyo, October 27, 2008 — Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) hereby announces that its Board of Directors today resolved to file a registration statement (hakkotorokusho) in connection with the issuance of new shares as set forth below. The registration enhances MUFG’s flexibility to issue shares of common stock in the future.

PARTICULARS

Type of Security	Shares of MUFG common stock

Effective Period	Within one year of the registration becoming effective (from November 4, 2008 until November 3, 2009)

Expected Issue Amount	Up to ¥ 600 billion

Expected Use of Proceeds	Proceeds from any future issuances are expected to be provided to MUFG’s consolidated subsidiaries.

Expected Terms	To be determined.

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved to register the issuance of new shares in Japan and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Any offering of shares will be made by means of a prospectus and a prospectus supplement that will contain detailed information about MUFG, its management, its financial statements and the securities offered. Investors should carefully review such prospectus and/or prospectus supplement prior to making any investment decisions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of shares of MUFG common stock in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act of 1933.